SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2004

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated February 27, 2004 re: Partner Communications Announces that Maalot upgraded the Company’s credit rating to ‘‘A+’’.

PARTNER COMMUNICATIONS ANNOUNCES THAT MAALOT UPGRADED THE COMPANY’S CREDIT RATING TO “A+”
SIGNATURES

PARTNER COMMUNICATIONS ANNOUNCES THAT MAALOT UPGRADED THE COMPANY’S
CREDIT RATING TO “A+”

Rosh Ha’ayin, Israel, 16 February 2004, Partner Communications Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced that Maalot, The Israel Securities Rating Company Ltd., strategic partner of Standard & Poor’s, has upgraded its corporate credit rating to “A+”.

Alan Gelman, Partner’s CFO, said that the Company is extremely pleased with the upgrade awarded by Maalot. Mr. Gelman added that it is especially satisfying, since all three credit rating agencies covering the Company, Standard and Poor’s, Moody’s and Maalot, upgraded the Company’s ratings in the last three months.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to approximately two million subscribers in Israel. Partner subscribers can use roaming services in 128 destinations using 287 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR.

For further information please visit: http://www.investors.partner.co.il.

Contact:
Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel: +972 67 814151
Fax: +972 67 814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: February 16, 2004